June 6, 2024

Ruairi Regan

David Link

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	BOXABL Inc.
Amendment No. 2 and No. 3 to Offering Statement on Form 1-A/A
Filed April 30, 2024 and May 3, 2024
File No. 024-12402

Dear Mr. Regan:

We acknowledge receipt of the comments in your letter dated May 29, 2024, regarding the Offering Statement on Form 1-A/A of BOXABL Inc. (the “Company”), which we have set out below, together with our responses. All responses below refer to revised disclosure in Amendment No. 4 to our Form 1-A filed simultaneously with the submission of this correspondence.

Amended Offering Statement on Form 1-A

Conversion Rights, page 65

1.	We note your response to comment 5 that you disagree that this offering constitutes an offering of the Company’s Common Stock. Given the terms of Section 4.1 of Article Fourth of your Fifth Amended and Restated Articles of Incorporation, please provide us with a complete legal analysis showing how you reached this conclusion. Please cite any authority on which you rely.

The Company reconciled the disclosure in “The Offering” section on the cover page and the section “Securities Being Offered – Conversion Rights” on page 67 . As previously noted, the Company believes that this current offering, as well as its previous offering under Regulation A, do not constitute an offering of Common Stock by the Company in such a manner that would require the automatic conversion of the Preferred Stock into Common Stock under the terms of its Articles of Incorporation. Such a conclusion would be detrimental to investors, who have specifically purchased shares with the preferences assigned to them.

Under the terms of Section 4.1 of Article Fourth of the Company’s Fifth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), as a condition for the mandatory conversion to occur surrounding the events identified in Section 4.1(a) and (b), the Board of Directors (the “Board”) is required to take action to determine “such date and time as is specified” that a conversion of the Preferred Stock occur. To date, the Company’s Board has not taken, and does not presently contemplate taking, such action. Without the Board adopting a resolution specifying such event, including date and time, a conversion cannot take place. Such required action is consistent with (i) Section 3.1 of the Company’s Bylaws, which confers the authority to manage the Company’s business and to take all lawful actions except to the extent Nevada law, the Articles of Incorporation or the Bylaws require such actions be undertaken by the stockholders; and (ii) Nevada Revised Statutes 78.120(1), which provides that “[s]ubject only to such limitations as may be provided by this chapter, or the articles of incorporation of the corporation, the board of directors has full control over the affairs of the corporation.” Further, Section 2.02 of the Company’s Fourth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) requires supermajority approval of the stockholders to waive any provision of the Articles of Incorporation (Section 2.02(a)), to initiate or consummate an initial public offering (an “IPO”) or to make a public offering and sale of shares or any other securities (Section 2.02(n)). As a result, the Company could not take action with respect to any offering that would trigger a conversion event without the approval of Paolo Tiramani, the holder of a supermajority (approximately 73.79%) of the Company’s outstanding voting stock, under the terms of the Stockholders Agreement. Mr. Tiramani has not given, and to the knowledge of the Company, does not presently contemplate giving, any such approval to any action involving a conversion of the Preferred Stock.

Beyond the required approval of the Board and Mr. Tiramani as supermajority stockholder, the Company understands there may be two possible reasons the Staff has arrived at this question: the belief that (1) that the sale of Common Stock by selling securityholders constitutes an offering of Common Stock by the Company, or (2) that the disclosure of the conversion rights associated with the Preferred Stock results in the sale of Common Stock by the Company. The Company respectfully submits that both of these suppositions are incorrect.

Under Section 4.1(b) of the Company’s Articles of Incorporation, a mandatory conversion event for the Preferred Stock occurs when the Company undertakes “an offering of shares of Common Stock to the public pursuant to Regulation A”. Here, the actions of “the Company” can be analogized to the actions of an “issuer” under the Securities Act and regulations thereto. Regulation A, along with rules governing registration under the Securities Act, clearly distinguish between the primary issuance of securities by an issuer, and the secondary sales by selling securityholders, even when those secondary sales are identified on the registration statement or offering statement of an issuer. For instance, Rule 251(a)(2) of Regulation A provides that the exemption is available for offerings in which the “aggregate sales does not exceed $75,000,000, including not more than $22,500,000 offered by all selling securityholders that are affiliates of the issuer.” This rule clearly distinguishes between sales by the issuer and sales by selling securityholders while acknowledging that those sales will be made subject to the same offering statement. Rule 251(b) then goes on to describe the conditions for the eligibility by the issuer, which is distinct from any conditions set upon selling securityholders.

The Commission also distinguishes between primary sales by an issuer and secondary sales by selling securityholders in the context of an offering on a shelf-registration statement using the Form S-3. General Instruction I.A.B. to Form S-3 includes separate requirements for when the registration statement is being used for primary offerings by issuers and secondary offerings by selling securityholders. If a secondary offering was the same as a primary offering by an issuer, then such distinctions would be meaningless.

As such, the Securities Act and regulations thereto distinguish between primary sales by an issuer and secondary sales by selling securityholders. This distinction between offerings by issuers and offerings by selling securityholders supports our position that sales of Common Stock by selling securityholders does not trigger the automatic conversion of the Preferred Stock into the Common Stock of the Company under the terms of its Articles of Incorporation.

Second, in deference to the Securities Act C&DI 103.04, the Company has disclosed in its offering statements that the Preferred Stock being made available for sale to investors may be converted into the Common Stock of the Company upon the occurrence of certain triggering events. However, interpreting such disclosure as triggering the conversion of the Preferred Stock is to misconstrue the plain meaning of the language governing such conversion in the Articles of Incorporation. The full section reads as follows:

4.1 Trigger Events. At such date and time as is specified by the Board in connection with, but prior to, (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) an offering of shares of Common Stock to the public pursuant to Regulation A of the Securities Act of 1933, as amended (such date and time is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock on a 1:1 (i.e., 1 share of Preferred Stock for 1 share of Common Stock) basis, and (ii) such shares may not be reissued by the Corporation.

The intention of this provision is clear on its face – that in connection with taking the actions leading to a public offering resulting in the Company being traded on a public securities exchange, the Board must specify a date and time prior to the consummation of such event, when shares of Preferred Stock will automatically convert without any action required on the part of stockholders so that they may benefit from that new liquidity venue. Section 4.1(b) allows the Company to utilize a direct listing to an exchange as part of an offering by the Company of its Common Stock under Regulation A. However, a forced conversion of the Preferred Stock, just because the Company is offering Preferred Stock under Regulation A that is potentially convertible into shares of Common Stock is not consistent with the intent of this language, any authorization by the Board to date, or the reasonable expectations and understanding of stockholders and investors purchasing and holding the Preferred Stock.

The Company believes that it has provided sufficient disclosure regarding the conversion right in its narrative disclosures and risk factor. The Company is firm in its belief that its actions have not yet triggered the automatic conversion, and would not want to take unnecessary actions that could confuse or harm its investors.

Ongoing Reporting and Supplements to this Offering Circular, page 69

2.	We note your revised disclosure in this section regarding information provided in your social media “as additional means of disclosing public information to investors” and that it is possible that certain information that the Company posts on its website, disseminated in press releases and on social media could be deemed to be material information. We also note your statement that “the Company encourages investors … to review the business and financial information that the Company posts on its website, disseminates in press releases and on the social media channels … as such information could be deemed as material information.” Please reconcile this disclosure with your statement that information on your website does not constitute part of the Offering Circular. We also note your disclosure that you may supplement the information in this Offering Circular by filing a supplement with the SEC. Please clarify if you intend to update your offering circular to include any new substantive information by supplement, post qualification amendment or otherwise, as applicable. Refer to Rule 253(g) of the Securities Act 1933. Also, tell us your consideration of the application of Rule 255(d) and Exhibit 13 to Form 1-A to these additional communications in your social media.

We have removed the referenced disclosure from page 71  of the Amended Offering Statement regarding social media as a means of disclosing public information to investors. Although the Company actively uses social media as part of its marketing efforts, it has not relied solely on such dissemination for purposes of public disclosure of material information. In accordance with Rule 252(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”) the Company intends to file a post-qualification amendment to the Offering Statement at least every twelve months after the qualification date to include the financial statements required by Form 1-A. See also page 71  of the Amended Offering Statement. Similarly, in the event of a fundamental change in the information in the Offering Statement, such as a change in offering price by more than 20%, the Company would also file a post-qualification amendment. As required by Rule 253(g) of the Securities Act, the Company intends to file an offering circular supplement for any substantive information that does not constitute a fundamental change to the terms of the offering or to the Company’s business pursuant to Rule 253(g)(2). In the Offering Statement filed on February 23, 2024, the Company included the materials it has been using to “test the waters” pursuant to Rule 255(a) as Exhibit 13.1, 13.2 and 13.3. We include in this amendment the more recent materials as Exhibit 13.4.

Signatures

3.	Please revise to identify your principal accounting officer or the person signing in that capacity. See Instruction 1 to the Signatures section in Part III of Form 1-A

We have revised the signature line on page 74  for Martin Noe Costas to identify him as the Company’s principal accounting officer.

Thank you for the opportunity to respond to your questions regarding the Offering Statement of BOXABL Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Paolo Tiramani
Chief Executive Officer
Boxabl Inc.